# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM C-TR

## UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

*Name of issuer*
Get on Boar Holding Corp.

*Legal status of issuer*

    *Form*
    Corporation

    *Jurisdiction of Incorporation/Organization*
    Delaware

    *Date of organization*
    October 30, 2019

*Physical address of issuer*
State of Delaware is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904

*Website of issuer*
www.getonbrd.com

*Current number of employees*
0

**Filer EDGAR CIK**
0002016846

**Filer EDGAR CCC**
tf$ki5aq

**Filer EDGAR Password**
6hrpz$igqnxe

**Filer EDGAR PMAC**
sdkit$8w

**Submission Contact Person Information**

**Name**
Sergio Felipe Nouvel Castro

**Phone Number**
(178) 652-0828

**Email Address**
internal@getonbrd.com

**Notification Email Address**
internal@getonbrd.com


**Signatories**

**Name**
Sergio Felipe Nouvel Castro

**Signature**


**Title**
Chief Executive Officer

**Email**
internal@getonbrd.com

**Date**
May 1, 2025